Exhibit 99.3

Chemomab Therapeutics Announces Second Quarter 2023 Financial Results and Provides a Corporate Update

─On Track to Achieve CM-101 PSC Phase 2 Readout Expected in 2H2024—

─Extended Estimated Cash Runway Through PSC Readout and 2024 Year-End─

─Reported Positive Secondary Analysis of Data from CM-101 Phase 2 Liver Fibrosis Trial─

─Successfully Implemented Senior Management Changes and Cost Saving Measures─

─Published New Peer-Reviewed Articles and Presented Scientific Posters at European Medical Meetings Highlighting
Therapeutic Potential of CM-101 for Treating Fibro-inflammatory Diseases─

TEL AVIV, Israel, August 14, 2023 ─ Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical stage biotechnology company developing innovative therapeutics to treat rare fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the second quarter ended June 30, 2023, and provided a corporate update.

“I am pleased to report that the company continued to make good progress during the  second quarter,” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “In June, the Board of Directors re-appointed me to the CEO position and re-appointed then Vice President of Finance Sigal Fattal as Chief Financial Officer. Our extensive prior experience in these roles and ongoing active involvement in company management have made for a seamless transition.”

Dr. Mor continued, “During the quarter we sharpened our corporate strategy. We extended our cash runway to take us through the end of 2024 and the readout of topline results from our Phase 2 trial of CM-101 in patients with primary sclerosing cholangitis (PSC), expected in the second half of 2024. Extension of the cash runway was achieved by tightening our focus and selectively pruning expenses. Enrollment in the PSC trial continues to go very well and we are pleased to have the resources on-board to take us through this major milestone. In addition, we are increasingly optimistic about the potential prospects for the PSC program based on additional positive biomarker data from our Phase 2 liver fibrosis trial that may also be applicable to PSC. As part of our strategic refresh, we suspended the planned start of our Phase 2 systemic sclerosis (SSc) trial; however, we remain enthusiastic that CM-101 may have disease-modifying potential in this poorly-treated condition and the SSc program remains fully Phase 2-ready.”

Dr. Mor added, “The second quarter was notable for our many scientific presentations at important European medical meetings like EASL and EULAR. We also published a research article in a respected peer-reviewed journal, JCI Insight. As a group, the studies reinforce our extensive data highlighting the central role of CCL24 in the pathophysiology of fibro-inflammatory diseases and confirm that our CCL24-neutralizing antibody, CM-101, has potential therapeutic utility in these conditions.”

“Promising new data from secondary analyses of our Phase 2 liver fibrosis trial in NASH patients was presented in a late-breaking poster at the 2023 EASL Congress in July. The new results show encouraging improvements in additional inflammatory and fibrogenesis-related biomarkers. Overall, the improvements in biomarkers seen in the Phase 2 liver fibrosis trial reinforce our belief that these data may serve as a potential bridge to other anti-fibrotic indications such as PSC, providing additional evidence that CM-101 could be a valuable therapy for this potentially fatal disease that lacks effective treatment options.”

Corporate Developments

Implemented Executive Changes
In June, Chemomab announced that Adi Mor, PhD, co-founder and former Chief Executive Officer (CEO), and then Director and Chief Scientific Officer, had been reappointed to the role of CEO, replacing Dale Pfost, PhD. Sigal Fattal, former Chief Financial Officer (CFO) and then Vice President, Finance, had been reappointed to the role of CFO, replacing Donald Marvin. Nissim Darvish, MD, PhD, was appointed Chairman of the Board, replacing Dr. Pfost. All the appointments were effective June 1, 2023. The company also announced that it was implementing additional cost-reduction measures that extend its cash runway from mid-year 2024 to the end of 2024, after the expected topline data readout from the Phase 2 CM-101 PSC trial.

Presented Data at 2023 EASL Biliary Conference Reinforcing the Proinflammatory Role of CCL24 in Cholestatic Disease
In a poster presentation at the 2023 EASL Biliary Conference in May, researchers used patient proteomic and animal data to demonstrate the proinflammatory role of CCL24 in cholestatic disease. In these studies, CM-101 demonstrated an anti-inflammatory effect by interfering with the migration of monocytes and neutrophils to the damaged biliary area in a PSC animal model, thereby reducing fibrosis and biliary hyperplasia.

Presented Patient Data at 2023 EULAR Congress Showing that Serum CCL24 Levels Can Predict Vascular and Fibrotic Complications of Systemic Sclerosis
In a poster presentation at the 2023 EULAR European Congress of Rheumatology in June, researchers presented results from a patient sample study demonstrating that high serum levels of CCL24 were correlated with SSc severity, including a higher incidence of fibrosis-associated symptoms; a three-fold increased risk of interstitial lung disease progression; and a shorter SSc-related 5-year survival time.

Reported Secondary Analyses of CM-101 Phase 2 Liver Fibrosis Trial
In a late-breaking poster presentation at the 2023 EASL Congress in July, Chemomab reported secondary analysis data from its Phase 2a liver fibrosis trial of CM-101 in patients with non-alcoholic steatohepatitis (NASH). The data showed improvements across an additional set of inflammatory and fibrotic biomarkers that are consistent with the positive topline clinical results Chemomab released in January. Additionally, in NASH patients at greater risk of disease progression, CM-101 treatment resulted in a greater biomarker response than in patients with lower risk disease or in placebo-treated patients.

Reported Data Reinforcing the Clinical Potential of CM-101 as a Novel Treatment for PSC
At the 2023 EASL Congress in July, Chemomab presented two posters discussing the potential of CM-101 as a novel treatment for PSC. One of the posters reported on a new proteomic study demonstrating a direct relationship between the pro-inflammatory, pro-fibrotic activity of CCL24 and PSC disease-related pathways. The other poster described the clinical design of Chemomab’s double-blind, placebo-controlled, multiple dose Phase 2 trial of CM-101 in PSC patients.

Published Peer-Reviewed Research Article Demonstrating the Key Role of CCL24 in PSC
This peer-reviewed research article published in the June issue of JCI Insight was produced through collaborations with prominent academic groups and supports the key role of CCL24 in driving the self-perpetuating fibrosis and inflammation that result in the severe liver damage characterizing PSC.

Second Quarter 2023 Financial Highlights

◾	Cash Position: Cash, cash equivalents and short-term bank deposits were $26.7 million as of June 30, 2023, compared to $32.8 million on March 31, 2023.

◾
Research and Development (R&D) Expenses: R&D expenses were $5.0 million for the second quarter ended June 30, 2023, compared to $2.9 million for the same quarter in 2022. The increase was primarily due to increased clinical activities.

◾	General and Administrative (G&A) Expenses: G&A expenses were $3.2 million for the quarter ended June 30, 2023, compared to $3.3 million for the same quarter in 2022.

◾
Net Loss: Net loss was $8.0 million, or a net loss of approximately $0.04 per basic and diluted ordinary share for the second quarter of 2023, compared to a net loss of $6.2 million, or a net loss of approximately $0.03 per basic and diluted ordinary share for the second quarter of 2022. The weighted average number of ordinary shares outstanding, basic and diluted, was 221,674,130 (equal to approximately 11.1 million ADSs) for the quarter ended June 30, 2023.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody designed to neutralize CCL24 activity. In preclinical and clinical studies, CM-101 appears safe, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported encouraging results from three clinical trials of CM-101 in patients, including a Phase 2 liver fibrosis trial and an investigator-initiated study in patients with severe lung injury. A Phase 2 trial in primary sclerosing cholangitis patients is ongoing, with topline data expected in the second half of 2024. For more information about Chemomab, visit chemomab.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the future operations of Chemomab and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the Company’s cash position and expectations regarding its ability to achieve the topline data readout from the Phase 2 primary sclerosing cholangitis (PSC) trial of CM-101 with its current cash; the nature, strategy and focus of Chemomab; the development and commercial potential and potential benefits of any product candidates of Chemomab; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Chemomab's current expectations. Forward-looking statements involve risks and uncertainties. Because such statements deal with future events and are based on Chemomab's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Chemomab could differ materially from those described in or implied by the statements in this presentation, including those found under the caption "Risk Factors" and elsewhere in Chemomab's filings and reports with the SEC. Chemomab expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Chemomab's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

Contacts:

Media and Investors: Barbara Lindheim Consulting Vice President, Investor & Public Relations, Strategic Communications Phone: +1 917-355-9234 barbara.lindheim@chemomab.com
IR@chemomab.com

Chemomab Therapeutics Ltd. and its subsidiaries
Condensed Consolidated Balance Sheets

In USD thousands (except for share amounts)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	10,382	13,519
Short term bank deposits	16,207	26,374
Restricted cash	74	77
Other receivables and prepaid expenses	1,042	1,766

Total current assets	27,705	41,736
Non-current assets
Long term prepaid expenses	646	733
Property and equipment, net	338	367
Operating lease right-of-use assets	160	227

Total non-current assets	1,144	1,327

Total assets	28,849	43,063

Current liabilities
Trade payables	2,347	1,688
Accrued expenses	2,503	3,378
Employee and related expenses	1,867	1,560
Operating lease liabilities	108	123

Total current liabilities	6,825	6,749

Non-current liabilities
Operating lease liabilities - long term	33	91

Total non-current liabilities	33	91

Commitments and contingent liabilities

Total liabilities	6,858	6,840

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 650,000,000 shares as of June 30, 2023 and December 31, 2022;	-	-
Issued and outstanding: 248,058,700 Ordinary shares as of June 30, 2023 and 232,636,700 as of December 31, 2022;	-	-
Treasury share at cost (11,640,460 Ordinary shares as of June 30, 2023 and December 31, 2022)	(1,218)	(1,218)
Additional paid in capital	103,751	101,260
Accumulated deficit	(80,542)	(63,819)

Total shareholders’ equity	21,991	36,223
Total liabilities and shareholders’ equity	28,849	43,063

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd. and its subsidiaries

Condensed Consolidated Interim Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Operating expenses

Research and development	5,020	2,914	11,907	5,659

General and administrative	3,175	3,340	5,337	5,915

Total operating expenses	8,195	6,254	17,244	11,574

Financing expense (income), net	(259)	480	(576)	264

Loss before taxes	7,936	6,734	16,668	11,838

Taxes on income (benefit)	34	(544)	55	(544)

Net loss for the period	7,970	6,190	16,723	11,294

Basic and diluted loss per Ordinary Share (*)	0.036	0.027	0.076	0.050

Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	221,674,130	228,173,276	221,338,951	228,132,249

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares